[Sutherland Asbill & Brennan LLP]

THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

May 20, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Farm Bureau Life Variable Account Form N-6, File No. 333-148203

Commissioners:

On behalf of Farm Bureau Life Insurance Company (“Farm Bureau”) (CIK No. 0000811713), we hereby request that an amendment to the above-referenced registration statement under the Securities Act of 1933 (Form N-6, File No. 333-148203) be withdrawn, pursuant to Rule 477 under that Act.

On May 16, 2008, the document was inadvertently filed as a post-effective amendment under the Securities Act of 1933 (“1933 Act”) when it should have been submitted as Pre-Effective Amendment No. 1 to the initial registration statement. Specifically, it was submitted and accepted via EDGAR as a “485APOS,” the incorrect form type, for File No. 333-148203 (Accession No. 0001193125-08-117548). (Concurrently with the submission of this request for withdrawal, Farm Bureau is resubmitting the amendment to the above-referenced registration statement via EDGAR as an “N-6/A,” the correct form type.) No securities were sold in connection with the registration statement that is the subject of this withdrawal request.

It should be noted that Farm Bureau Life Variable Account (“Separate Account”) is a registered unit investment trust under the Investment Company Act of 1940 (“1940 Act”) (File No. 811-05068). The Separate Account is the funding vehicle for variable life insurance contracts issued by Farm Bureau, registered separately under the 1933 Act. Therefore, the Separate Account will maintain its registered status under the 1940 Act.

U.S. Securities and Exchange Commission

May 20, 2008

Please contact the undersigned at (202) 383-0118 or Patrice Pitts at (202) 383-0548 if there are questions or comments concerning this request.

Sincerely,

/s/ Thomas Bisset

Thomas Bisset

cc:	Jennifer Morgan, Esq. Patrice Pitts, Esq.